Exhibit 99.1

Envoy Capital Group Inc.

Third Quarter Report 2010

Envoy Capital Group Inc.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

Envoy Capital Group Inc. Consolidated Balance Sheets Unaudited - Prepared by Management (Expressed in Canadian dollars)

As at:		June 30	September 30
		2010	2009
Assets

Current
Cash		$8,917,702	$13,931,670
Investments held for trading	note 3	5,922,631	5,154,996
Accounts receivable		2,484,612	2,005,975
Prepaid expenses		261,654	383,631
		17,586,599	21,476,272
Investments	note 3	182,814	214,593
Real estate	note 4	1,116,000	1,250,100
Property, plant and equipment		442,064	654,239
Liabilities and Shareholders' Equity		$19,327,477	$23,595,204

Current
Bank indebtedness	note 6	$775,000	$-
Accounts payable and accrued liabilities	note 12	1,140,575	1,120,750
Derivatives held for trading	note 7	803,222	668,477
Deferred revenue		165,160	169,535
		2,883,957	1,958,762

Minority interest	note 8	6,378	12,408

Shareholders' equity
Share capital	note 9	8,762,524	9,340,990
Contributed surplus		29,781,172	29,822,864
Deficit		(22,106,554)	(17,539,820)
		16,437,142	21,624,034
		$19,327,477	$23,595,204

On behalf of the Board:
(signed)	(signed)
Geoffrey B. Genovese,	David I. Hull,
Director	Director

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. Consolidated Statements of Operations Unaudited - Prepared by Management (Expressed in Canadian dollars)
For the nine months ended:		June 30	June 30
		2010	2009

Net revenue from consumer branding business		$6,201,260	$10,130,534
Net investment gains (losses)	note 3	197,710	(481,738)
Interest and dividend income	note 3	23,285	233,533
		6,422,255	9,882,329
Operating expenses:
Salaries and benefits		6,057,467	10,346,738
General and administrative	note 4	1,570,610	2,493,198
Occupancy costs		713,288	570,551
		8,341,365	13,410,487
Depreciation		211,850	517,573
Interest expense and financing costs		24,205	50,660
		8,577,420	13,978,720
Loss before income taxes, restructuring expense and minority interest		(2,155,165)	(4,096,391)
Restructuring expense	note 12	2,414,948	-

Loss before income taxes and minority interest		(4,570,113)	(4,096,391)
Income tax expense		-	-
Loss before minority interest		(4,570,113)	(4,096,391)
Minority interest		(3,379)	(4,445)
Net loss		$(4,566,734)	$(4,091,946)

Loss per share
Basic		$(0.55)	$(0.48)
Diluted		$(0.55)	$(0.48)

Weighted average number of common shares outstanding - basic		8,302,652	8,558,496
Weighted average number of common shares outstanding - fully diluted		8,302,652	8,558,496

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. Consolidated Statements of Comprehensive Income (Loss) Unaudited - Prepared by Management (Expressed in Canadian dollars)
For the nine months ended:	June 30	June 30
	2010	2009

Net loss	$(4,566,734)	$(4,091,946)

Other comprehensive income	-	-

Comprehensive loss	$(4,566,734)	$(4,091,946)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. Consolidated Statements of Retained Earnings (Deficit) Unaudited - Prepared by Management (Expressed in Canadian dollars)
For the nine months ended:	June 30	June 30
	2010	2009

Deficit, beginning of period	$(17,539,820)	$(7,064,010)

Net loss	(4,566,734)	(4,091,946)

Deficit, end of period	$(22,106,554)	$(11,155,956)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. Consolidated Statements of Cash Flows Unaudited - Prepared by Management (Expressed in Canadian dollars)
For the nine months ended:	June 30		June 30
	2010		2009
Cash flows from operating activities:
Net loss	$(4,566,734	) $	(4,091,946)
Items not involving cash:
Depreciation	211,850		517,573
Minority interest	(3,379)		11,852
Impairment of real estate	134,100		-
Change in fair value of held for trading investments	(135,705)		477,813

Net change in non-cash working capital balances:
Accounts receivable	(478,637)		4,433,422
Prepaid expenses	121,977		(43,801)
Investments held for trading	(569,925)		(280,088)
Accounts payable and accrued liabilities	19,825		(1,321,505)
Derivatives held for trading	134,745		594,595
Deferred revenue	(4,375)		(358,823)
Net cash provided by (used in) operating activities	(5,136,258)		(60,908)

Cash flows from financing activities:
Operating line of credit	775,000		-
Loan payable repayments	-		(69,599)
Minority interest	(2,651)		-
Share buy back under normal course issuer bid	(620,158)		(59,477)
Net cash provided by (used in) financing activities	152,191		(129,076)

Cash flows from investing activities:
Loans receivable	-		365,625
Purchase of capital assets	-		(121,227)
Investment in real estate	-		(6,256)
Investments	31,779		7,865
Net cash provided by (used in) investing activities	31,779		246,007

Change in cash balance due to foreign exchange	(61,680)		3,925

Net change in cash	(5,013,968)		59,948

Cash, beginning of period	13,931,670		4,576,771

Cash, end of period	$8,917,702 $		4,636,719
Supplemental cash flow information:
Interest paid	$24,205		$50,660
Income taxes paid	-		-

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. Consolidated Statements of Operations Unaudited - Prepared by Management (Expressed In Canadian dollars)
For the three months ended:		June 30	June 30
		2010	2009
Net revenue from consumer branding business		$2,560,295	3,134,035
Net investment losses	note 3	(1,203,952)	(226,762)
Interest and dividend income	note 3	10,797	25,378
		1,367,140	2,932,651
Operating expenses:
Salaries and benefits		2,156,140	3,508,366
General and administrative		339,582	856,744
Occupancy costs		233,251	180,316
		2,728,973	4,545,426
Depreciation		78,475	166,341
Interest expense and financing costs		4,494	33,401
		2,811,942	4,745,168
Loss before income taxes and minority interest		(1,444,802)	(1,812,517)
Income tax expense		-	-
Loss before minority interest		(1,444,802)	(1,812,517)
Minority interest		(1,665)	(1,415)
Net loss		$(1,443,137)	(1,811,102)
Loss per share
Basic		$(0.18)	$(0.21)
Diluted		$(0.18)	$(0.21)

Weighted average number of common shares outstanding - basic		8,028,377	8,558,377
Weighted average number of common shares outstanding - fully diluted		8,028,377	8,558,377

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. Consolidated Statements of Comprehensive Income (Loss) Unaudited - Prepared by Management (Expressed In Canadian dollars)
For the three months ended:	June 30	June 30
	2010	2009

Net loss	$(1,443,137)	$(1,811,102)

Other comprehensive income:	-	-

Comprehensive loss	$(1,443,137)	$(1,811,102)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. Consolidated Statements of Retained Earnings (Deficit) Unaudited - Prepared by Management (Expressed In Canadian dollars)
For the three months ended:	June 30	June 30
	2010	2009

Deficit, beginning of period	$(20,663,417)	$(9,344,854)

Net loss	(1,443,137)	(1,811,102)

Deficit, end of period	$(22,106,554)	$(11,155,956)

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. Consolidated Statements of Cash Flows Unaudited - Prepared by Management (Expressed In Canadian dollars)
For the three months ended:	June 30	June 30
	2010	2009
Cash flows from operating activities:
Net loss	$(1,443,137)	$(1,811,102)
Items not involving cash:
Depreciation	78,475	166,341
Minority interest	(1,665)	(2,164)
Change in fair value of held for trading investments	1,257,464	216,422
Net change in non-cash working capital balances:
Accounts receivable	69,851	2,344,900
Prepaid expenses and deferred charges	61,848	42,562
Investments held for trading	1,244,763	4,727,805
Accounts payable and accrued liabilities	88,794	(670,755)
Derivatives held for trading	422,726	(841,058)
Deferred revenue	(143,998)	(1,003,554)
Net cash provided by (used in) operating activities	1,635,121	3,169,397
Cash flows from financing activities:
Operating line of credit	(55,000)	-
Loan payable repayments	-	(24,492)
Minority interest	(702)	-
Net cash provided by (used in) financing activities	(55,702)	(24,492)
Cash flows from investing activities:
Purchase of capital assets	-	(99,339)
Investment in real estate	-	11,466
Investments	21,505	3,945
Net cash provided by (used in) investing activities	21,505	(83,928)
Change in cash balance due to foreign exchange	(55,444)	10,340
Net change in cash	1,545,480	3,071,317
Cash, beginning of period	7,372,222	1,565,402
Cash, end of period	$8,917,702	$4,636,719
Supplemental cash flow information:
Interest paid	$4,494	$33,401
Income taxes paid	-	-

The accompanying notes are an integral part of these statements

Envoy Capital Group Inc. Consolidated Statement of Shareholders Equity Unaudited - Prepared by Management (Expressed in Canadian dollars)

	Share capital	Contributed surplus	Deficit	Total shareholders' equity
Balance, September 30, 2009	$9,340,990	$29,822,864	$(17,539,820)	$21,624,034

Share repurchases pursuant to normal course issuer bid (note 9)	(578,466)	(41,692)		(620,158)

Net loss for the period	-	-	(4,566,734)	(4,566,734)

Balance, June 30, 2010	$8,762,524	$29,781,172	$(22,106,554)	$16,437,142

1.	Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. These interim financial statements do not include all the note disclosure required for annual financial statements and therefore should be read in conjunction with Envoy’s annual consolidated financial statements for the year ended September 30, 2009.

In the opinion of management, all adjustments considered necessary for fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period.

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2010.

2.	Significant accounting policies

Accounting policies followed in the preparation of the June 30, 2010 interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements.

3.	Investments

	June 30	September 30
	2010	2009

Investments held for trading

Publicly-traded investments
Equities	$5,642,359	$4,719,259
Derivatives	280,272	435,737

Total investments held for trading	$5,922,631	$5,154,996

Investments

Investment in Capital Pool Company	$158,564	$190,343
Available for sale investments in private equity	24,250	24,250

Total investments	$182,814	$214,593

As at June 30, 2010 the portfolio of investments held for trading was invested in marketable securities, including common shares and derivative instruments.  The specific investments within the portfolio will vary depending on market conditions.

Derivative investments consisted of market index put options with expiry dates ranging from September 2010 to December 2011.

3.	Investments (continued)

In April 2007, Envoy founded Sereno Capital Corporation (“Sereno”), a Capital Pool Company, under the specific provisions of the TSX-V program.  During fiscal 2007, the Company invested $200,000 in Sereno and at June 30, 2010 Envoy owned an approximate 22% interest.  Members of Envoy’s management group are also officers and directors of Sereno and exercise significant influence. The investment in Sereno has been accounted for using the equity method.  Accordingly, the Company has recognized a cumulative loss of $41,436 on its investment, representing its share of Sereno’s operating losses to date.  Sereno is currently in the process of evaluating opportunities and has not yet completed a qualifying transaction.

4.	Real estate

The Company currently owns two properties on Queen St. in Toronto, which it had planned to develop for resale.  Given market conditions, in fiscal 2009, the Company made a decision not to develop the properties.  The properties have been recorded at fair value, net of disposal costs.  As a result, the Company recorded an impairment loss of approximately $134,000 in the first quarter, representing the difference between the carrying value at the time of impairment and the fair value.  This impairment loss was included in general and administrative expenses.

5.	Related party transactions

In November, 2008, the company established a new subsidiary in the principality of Monaco, Envoy Capital Group Monaco, S.A.M. (“ECGM”).  As part of the local requirements of incorporation, each of the two directors of ECGM, who are residents of Monaco, acquired a 0.1% share interest in ECGM (total of 0.2%) at a cost 5,000 Euros (see note 8 minority interest).

These transactions were recorded at the exchange amount, being the amount agreed to by the related parties, as the transactions were considered to be in the ordinary course of business.

6.	Bank indebtedness

The Company has access to a revolving demand credit facility of $1 million in order to manage day-to-day operating requirements.  Drawings under the credit facility are secured by the $2 million of the Company’s investment portfolio and bear interest at the bank prime rate.  Borrowings under the facility were $775,000 at June 30, 2010.   The credit facility has no set maturity date.

The Company also has access to a revolving demand credit facility of approximately $800,000 in order to provide working capital to its consumer and retail branding division.  Drawings under this credit facility are secured by accounts receivable and bear interest at bank prime plus 0.5%.  There were no borrowings under the facility at June 30, 2010.  The credit facility has no set maturity date.

7.	Derivatives held for trading

During the first nine months of fiscal 2010, the Company continued to take investment positions in derivative instruments by writing put options on large cap U.S. publicly-traded companies.  The put option contracts are publicly traded on the Chicago Board Options Exchange and currently have expiry dates ranging from July 2010 to January 2011.

The options have been recorded at their fair value based on quoted market prices at June 30, 2010.  Changes in fair value of the options have been recorded in investment income for the period. The purchase price of all shares underlying the options is approximately USD $6,988,000.

8.	Minority interest

On November 25, 2008, the Company established a new foreign subsidiary, Envoy Capital Group Monaco, S.A.M (“ECGM”).    The mandate for ECGM is mainly to attract new investment opportunities and promote the services of the Company in the European market.

As part of the local requirements of incorporation, a small interest in the Company is owned by two directors of ECGM who are residents of Monaco.   The ownership of 0.2% has been reflected in the financial statements as minority interest.

9.	Share capital

Authorized: Unlimited common shares without par value

Issued:

	Nine months ended		Fiscal year ended
	June 30, 2010		September 30, 2009
	Number of shares	Amount	Number of shares	Amount

Balance, beginning of period	8,558,377	$9,340,990	8,585,636	$9,370,741

Common shares issued (cancelled)pursuant to:

Repurchase of shares under normal course issuer bid	(530,000)	(578,466)	(27,259)	(29,751)

Balance, end of period	8,028,377	$8,762,524	8,558,377	$9,340,990

On June 30, 2010, the Company received notice of acceptance by the Toronto Stock Exchange (the “TSX”) of its Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”).    Pursuant to the NCIB, Envoy proposed to purchase from time to time over

9.	Share capital (continued)

the next 12 months, if considered advisable, up to an aggregate of 632,394 common shares, being 10% of the public float. Purchases were approved to commence on July 6, 2010 and conclude on the earlier of the date on which purchases under the NCIB have been completed and July 5, 2011.

Pursuant to the NCIB which commenced on May 1, 2009 and concluded on April 30, 2010, Envoy proposed to purchase up to an aggregate of 682,723 common shares, being 10% of the public float.  In fiscal 2010, the Company repurchased and cancelled 530,000 common shares under this normal course issuer bid for cash consideration of $620,158.

Pursuant to the normal course issuer bid which began on February 7, 2008 and ended on February 6, 2009, the Company was authorized to repurchase and cancel up to 10% of the public float of the shares. In fiscal 2009, under this normal course issuer bid, the Company repurchased and cancelled 27,259 common shares for cash consideration of $59,477, including related costs.

10.	Management of capital

The Company includes the following in its definition of capital:

	June 30	September 30
	2010	2009

Shareholders’ equity comprised of
Share capital	$8,762,524	$9,340,990
Contributed surplus	29,781,172	29,822,864
Deficit	(22,106,554)	(17,539,820)
	$16,437,142	$21,624,034

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

(b)	to give shareholders sustained growth in shareholder value by increasing shareholders’ equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its bank; and

(d)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk.

10.	Management of capital (continued)

The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

(a)	realizing proceeds from the disposition of its investments;

(b)	utilizing leverage in the form of third party debt and the Company’s bank credit lines (bank indebtedness);

(c)	raising capital through equity financings; and

(d)	purchasing the Company’s own shares for cancellation pursuant to its normal course issuer bid.

The Company is not subject to any capital requirements imposed by a regulator. There were no changes in the Company’s approach to capital management during the period. To date, the Company has not declared any cash dividends to its shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a daily basis. The Company’s current capital resources are sufficient to discharge its liabilities as at June 30, 2010.

11.	Financial instruments

The investment operations of the Company’s business involve the purchase and sale of securities and, accordingly, the majority of the Company’s assets are currently comprised of financial instruments. The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.

(i)	Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition.

The Company generates cash flow primarily from its financing activities and proceeds from the disposition of its investments, in addition to interest and dividend income earned on its investments. From time to time, the Company will invest in private equities which have no immediate market and would be illiquid until one is created.  Investments in private equities tend to be relative small, comprising less than 5% of available capital and the Company has sufficient marketable securities which are freely tradable and relatively liquid to fund its obligations as they become due under normal operating conditions.

11.	Financial instruments (continued)

(ii)	Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments, including derivatives, will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. Derivative instruments will obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.

The Company manages market risk by having a portfolio which is not singularly exposed to any one issuer or class of issuers. The Company also has set thresholds on purchases of investments over which the approval of the board of directors is required.

The following table shows the estimated sensitivity of the Company’s after-tax net income (loss) for the quarter ended June 30, 2010 from a change in the closing price of the Company’s investments with all other variables held constant as at June 30, 2010:

Percentage change in closing price	Change in net after-tax income (loss) from %increase in closing price	Change in net after-tax income (loss) from %decrease in closing price

2%	$101,238	$(101,238)
4%	202,476	(202,476)
6%	303,714	(303,714)
8%	404,952	(404,952)
10%	506,190	(506,190)

(iii)	Currency risk:

The Company is subject to currency risk through its activities in Europe and the United States.  The Company invoices a substantial portion of its consumer branding customers in foreign currency and, as such, changes in the exchange rate affect the operating results of the Company.  The Company sometimes uses derivative instruments to reduce its exposure to foreign currency risk.  Also, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency contracts to mitigate the associated risks.  The net liability of approximately $108,000 arising from these contracts has been included in accounts payable and accrued liabilities.  The gains and losses from these contracts have been included in investment income for the period.

11.	Financial instruments (continued)

The following assets and liabilities were denominated in foreign currencies at June 30, 2010:

	June 30	September 30
	2010	2009

Denominated in U.S. dollars
Cash	$5,481,373	$3,928,313
Investments held for trading	4,613,172	4,905,380
Accounts receivable	404,048	498,442
Accounts payable	(18,710)	(134,383)
Derivatives held for trading	(803,222)	(668,477)
Deferred revenue	(25,831)	(25,979)

Net assets denominated in U.S. dollars	$9,650,830	$8,503,296

Denominated in U.A.E dirham
Cash	$-	$144,839
Accounts receivable	370	82,757
Accounts payable	(8,229)	(231,819)

Net assets (liabilities) denominated in U.A.E dirham	$(7,859)	$(4,223)

Denominated in Danish kroner
Investments held for trading	$53,408	-

Net assets denominated in Danish kroner	$53,408	$-

Denominated in British pounds
Accounts receivable	$3,265	$55,320

Net assets denominated in British pounds	$3,265	$55,320

Denominated in Euro dollars
Cash	$(25,583)	$1,251,351
Investments held for trading	227,962	-
Accounts payable	(22,959)	(63,778)

Net assets denominated in Euro dollars	$179,420	$1,187,573

The following table shows the estimated sensitivity of the Company’s after-tax net income (loss) for the quarter ended June 30, 2010 from a change in all foreign currencies (U.S. dollars, U.A.E. dirham, Danish kroner, British pounds and European euros) with all other variables held constant as at June 30, 2010:

11.	Financial instruments (continued)

Percentage change in foreign currencies	Change in net after-tax income (loss) from %increase in foreign currency	Change in net after-tax income (loss) from %decrease in foreign currency
2%	$8,674	$(8,674)
4%	17,347	(17,347)
6%	26,021	(26,021)
8%	34,694	(34,694)
10%	43,368	(43,368)

(iv)	Credit risk:

The Company manages its credit risk with respect to accounts receivable by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services.

At June 30, 2010, the composition of trade receivables was as follows:

	June 30	September 30
	2010	2009

Current	$983,727	$619,325
Past due 1-30	226,766	203,372
Past due 31-90	154,122	299,978
More than 90 days past due	24,621	109,467

Total trade receivables	$1,389,236	$1,232,042

Certain of the Company’s financial assets, including cash and cash equivalents are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company.  The Company may, from time to time, invest in debt obligations.   The Company may also be exposed, in the normal course of business, to credit risk from advances to investee companies.

Credit risk on derivative financial instruments is the risk of a financial loss occurring as a result of a default of a counterparty on its obligation to the Company. Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluation of counterparties as to creditworthiness, and managing the size, diversification and maturity structure of the portfolio.

(v)	Interest rate risk:

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities.  All of the Company’s interest-bearing investments are at fixed rates, hence there is no exposure to interest rate fluctuations while investments are held.  The Company has a credit facility which bears interest at the bank prime rate and can be repaid by the Company at any time, without notice or penalty. It is management’s opinion that the Company is not exposed to significant interest rate risk.

12.	Restructuring costs

In response to the economic uncertainties facing the Company during the current recessionary environment, in December 2009, the Company announced that its Board of Directors had made a decision to implement a restructuring plan at the executive level.  Management believes that by implementing this restructuring plan, Envoy will be better positioned to achieve profitability if its clients’ historical spending patterns do not materialize in the short term.  The restructuring involved the downsizing of its executive management and the consolidation of certain financial reporting responsibilities.

At June 30, 2010, there were no amounts outstanding related to accrued restructuring costs.

13.	Segmented information

Summary of financial information concerning the Company’s operating segments is shown in the following tables:

(a)	Nine months operating results

	For the nine months ended
	June 30, 2010
	Consumer and Retail Branding	Merchant Banking	Corporate	Total

Net revenue	$6,201,260	$220,995	$-	$6,422,255

Operating expenses:
Salaries and benefits	4,777,248	661,135	619,084	6,057,467
General and administrative	801,680	180,851	588,079	1,570,610
Occupancy costs	626,827	45,153	41,308	713,288

Depreciation	188,788	14,639	8,423	211,850

Interest expense	-	16,087	8,118	24,205

Loss before restructuring expense, income taxes and minority interest	(193,283)	(696,870)	(1,265,012)	(2,155,165)

Restructuring expense				2,414,948

Income tax expense				-

Loss before minority interest				(4,570,113)

Minority interest				(3,379)

Net loss				$(4,566,734)

13.	Segmented information (continued)

	For the nine months ended
	June 30, 2009
	Consumer and Retail Branding	Merchant Banking	Corporate	Total

Net revenue	$10,130,534	$(248,205)	$-	$9,882,329

Operating expenses:
Salaries and benefits	8,461,764	1,284,684	600,290	10,346,738
General and administrative	1,538,460	237,502	717,236	2,493,198
Occupancy costs	655,789	166,296	(251,534)	570,551

Depreciation	259,277	9,411	248,885	517,573

Interest expense	-	45,355	5,305	50,660

Loss before income taxes and minority interest	(784,756)	(1,991,453)	(1,320,182)	(4,096,391)

Income tax expense				-

Loss before minority interest				(4,096,391)

Minority interest				(4,445)

Net loss				$(4,091,946)

13.	Segmented information (continued)

(b)	Three months operating results

	For the three months ended
	June 30, 2010
	Consumer and Retail Branding	Merchant Banking	Corporate	Total

Net revenue	$2,560,295	$(1,193,155)	$-	$1,367,140

Operating expenses:
Salaries and benefits	1,808,307	192,603	155,230	2,156,140
General and administrative	223,576	23,827	92,179	339,582
Occupancy costs	206,141	14,304	12,806	233,251

Depreciation	71,307	4,443	2,725	78,475

Interest expense	-	-	4,494	4,494

Income (loss) before income
taxes and minority interest	250,964	(1,428,332)	(267,434)	(1,444,802)

Income tax expense				-

Loss before minority interest				(1,444,802)

Minority interest				(1,665)

Net loss				$(1,443,137)

13.	Segmented information (continued)

	For the three months ended
	June 30, 2009
	Consumer and Retail Branding	Merchant Banking	Corporate	Total

Net revenue	$3,134,035	$(201,384)	$-	$2,932,651

Operating expenses:
Salaries and benefits	2,881,448	474,153	152,765	3,508,366
General and administrative	603,561	79,752	173,431	856,744
Occupancy costs	222,273	62,865	(104,822)	180,316

Depreciation	73,722	7,171	85,448	166,341

Interest expense	-	34,896	(1,495)	33,401

Loss before income
taxes and minority interest	(646,969)	(860,221)	(305,327)	(1,812,517)

Income tax expense				-

Loss before minority interest				(1,812,517)

Minority interest				(1,415)

Net loss				$(1,811,102)

(c)  Summary of total assets

	Consumer and Retail Branding	Merchant Banking	Corporate	Total

June 30, 2010	$2,960,564	$16,366,224	$689	$19,327,477

September 30, 2009	$2,690,449	$20,904,066	$689	$23,595,204

Envoy Capital Group Inc.
Management Discussion and Analysis
Third Quarter of Fiscal 2010
August 6, 2010

This section of our interim report sets forth Management’s Discussion and Analysis (“MD&A”) of the financial performance of Envoy Capital Group Inc. (“Envoy”, “the Company”, “we” or “us”) for the three and nine month periods ended June 30, 2010 compared to the three and nine month periods ended June 30, 2009.

The analysis should be read in conjunction with the unaudited interim consolidated financial statements (the “Financial Statements”) for the period ended June 30, 2010, including the accompanying notes, which are presented elsewhere in this report as well as the annual audited consolidated financial statements and the MD&A presented in the Annual Report to Shareholders for the year ended September 30, 2009.

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States.  A description of the significant differences, as applicable to the Company, is included in Note 24 to the September 30, 2009 year end audited financial statements.

The discussion, analysis and financial review are presented in the following sections:

1.	Executive Summary
2.	Results of Operations
3.	Summary of Quarterly Results
4.	Commitments and Contractual Obligations
5.	Liquidity and Capital Resources
6.	Related Party Transactions
7.	Critical Accounting Policies and Estimates
8.	Risks and Uncertainties
9.	Evaluation of Disclosure Controls and Procedures
10.	Updated Share Information
11.	Other Information
12.	Forward Looking Statements

1.	EXECUTIVE SUMMARY

Envoy conducts its business through two reportable operating segments: the Consumer and Retail Branding Group and the Merchant Banking Group.  In addition, Envoy has a “Corporate Group” which provides certain administrative, accounting, financial, regulatory reporting and legal functions.

Corporate Overview

At the Company’s annual general meeting held on March 30, 2007 the shareholders voted to amend the Company’s articles of incorporation by changing its name to Envoy Capital Group Inc. and removing the maximum number of common shares that the Company is authorized to issue.  In addition, the shareholders also voted to reduce the stated capital of the Company’s common shares by $40.3 million for the purpose of eliminating the deficit on the consolidated balance sheet of the Company as at September 30, 2006.

On November 25, 2008, the Company established a new foreign subsidiary, Envoy Capital Group Monaco, S.A.M (“Envoy Monaco”) which will be responsible for carrying on Envoy’s existing merchant banking business.  Envoy Monaco’s investment portfolio will be comprised of securities of mostly public and some private issuers in a broad range of sectors. It will also continue to try to identify compelling investment opportunities in energy-related, technology and biotechnology businesses.

On June 30, 2010, the Company announced acceptance by the Toronto Stock Exchange (the “TSX”) of its Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”).   Pursuant to the NCIB, Envoy proposes to purchase from time to time over the next 12 months, if considered advisable, up to an aggregate of 682,723 common shares, being 10% of the public float.  Purchases were approved to commence on July 6, 2010 and conclude on the earlier of the date on which purchases under the NCIB have been completed and July 5, 2011.  No purchases have yet been made under this bid.

On April 27, 2009, the Company announced a normal course issuer bid.  Purchases were approved to commence on May 1, 2009 and conclude on the earlier of the date on which purchases under the NCIB have been completed and April 30, 2010.  During fiscal 2010, the Company repurchased and cancelled 530,000 common shares under this normal course issuer bid for cash consideration of $620,158.

On February 6, 2008 the Company initiated a normal course issuer bid whereby the Company was authorized to purchase from time to time, if considered advisable, up to an aggregate of 903,880 common shares over the ensuing twelve month period.   In fiscal 2008, the Company repurchased and cancelled 876,621 common shares for cash consideration of $2,359,778, an average of $2.69 per share.  In fiscal 2009, the Company completed the purchases under this normal course issuer bid, repurchasing 27,259 shares for cash consideration of $59,477, or an average price of $2.18 per share.

On September 15, 2006, the Company announced its intention to repurchase its common shares under a substantial issuer bid in the form of a modified “Dutch Auction” tender offer. On January 25, 2007, pursuant to this Dutch Auction tender offer, the Company announced that it would take up and pay for the shares at a purchase price of US$2.70 (CDN$3.19) per share for a total purchase price of US$24.4 million (CDN$28.7 million).  Costs relating to the offering totaled approximately $1.5 million.  On January 30, 2007, the Company took up and paid for 9,002,383 shares.  Payment for the shares was made from available cash on hand.

Based on the 2009 year-end financial statements, the Company confirms that it will be characterized as a passive foreign investment company ("PFIC") under the U.S. Internal Revenue Code for the fiscal year ended September 30, 2009, and may be a PFIC for subsequent fiscal years.

The application of the PFIC rules is complex. U.S. shareholders are urged to consult their own tax advisors about the U.S. federal income tax consequences of owning and disposing of stock in a PFIC, and about the advisability, procedure and timing of their making any of the available tax elections, including a “qualified electing fund” or "mark-to-market" elections.  U.S. shareholders who choose to make a QEF election should refer to the Envoy website at www.envoy.to in order to receive the necessary financial information.

Consumer and Retail Branding Overview

The operations of the Branding segment are carried out through Envoy’s wholly owned Canadian subsidiary, Watt International Inc. (“Watt”).  Watt’s services, including brand strategy and design, retail consulting and package design, are provided to a broad range of customers in various segments of the market.  In the last few years, Watt has transformed its business model to become a more strategically driven agency better positioned to retain and service existing clients by providing innovative solutions in domestic and international markets.

Operating costs for the Branding business are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred.  General and administrative costs include business development, office costs, technology, professional services and foreign exchange.  Occupancy costs represent the costs of leasing and maintaining company premises.

Because the Branding business operates in a service business, management monitors these operating costs on a percentage of revenue basis.  Salaries and benefits tend to fluctuate in conjunction with revenues.  To avoid adding permanent overhead, management uses contract labour whenever possible to manage the business through short term periods of heavy workflow.  Occupancy costs and general and administrative expenses are not directly related to servicing clients and therefore tend not to increase or decrease in direct proportion to revenue fluctuations because a significant portion of these expenses are relatively fixed.

Merchant Banking Overview

In 2006, Envoy’s board of directors approved the creation of a merchant banking operation focused on providing financial services as well as equity and debt capital to small and mid-cap companies. Envoy Capital Group was officially launched in fiscal 2007.

The Merchant Banking segment investments currently consist of a blend of professionally managed market diversified funds and direct investments in growth stage public companies.  The Merchant Bank business earnings consist of both realized and unrealized gains in the fair value of its investments, plus dividends and interest income.

Operating costs for the Merchant Banking segment are comprised of salaries and benefits, general and administrative expenses and occupancy costs. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred.  General and administrative costs include business development, office costs, technology, professional services and foreign exchange gains and losses.  Occupancy costs represent the costs of leasing and maintaining company premises.

2.	RESULTS OF OPERATIONS

Three Months Ended June 30, 2010 Compared To Three Months Ended June 30, 2009

Consumer and Retail Branding Segment

Net revenue for the Branding Segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.

The breakdown of net revenue is as follows:

	Net revenue for the three months ended June 30
	(in millions)

By type of service:	2010	% of total	2009	% of total
Consumer and retail branding	$2.6	100%	$3.1	100%

By customer location:	2010	% of total	2009	% of total
Canada	$1.7	65%	$1.6	52%
USA and South America	0.8	32%	0.9	27%
Europe/Middle East/Asia	0.1	3%	0.6	21%
	$2.6	100%	$3.1	100%

Net revenue for the three months ended June 30, 2010 was $2.6 million, compared to $3.1 million for the three months ended June 30, 2009, a decrease of $0.5 million or 16%.  The reasons for the significant decrease in net revenue from last year to this year was mainly the closure of the Dubai operations in late fiscal 2009.  In the third quarter of fiscal 2009, the Dubai office was experiencing the effects of the recessionary downturn but was still recognizing revenue from the completion of some projects.  There is minimal revenue from the region in the current quarter.  Revenue from U.S. and South American customers was also slightly lower in the third quarter of fiscal 2010 compared to the same period in fiscal 2009, however, in percentage terms, revenue from the region was 32% of the total compared to 27% in the same period last year.  In general, revenue prospects for the Consumer and Retail Branding segment are improved from the beginning of the year and management is seeing signs that retailers are beginning to increase spending.

Net revenue from Canadian customers in the third quarter of fiscal 2010 was slightly higher than the same period last year at $1.7 million compared to $1.6 million for third quarter of fiscal 2009. Net revenue from U.S. and South American based customers was lower by $0.1 million in the current quarter as compared to the same period last year.  Net revenue from the Europe, Middle East and Asia region decreased to less than $0.1 million in the third quarter of 2010 compared to $0.6 million in the same quarter of fiscal 2009. As client spending patterns vary by region and by season the Company’s geographic revenue will also shift from quarter to quarter.

Operating expenses, excluding depreciation, for the third quarter of 2010 were $2.2 million, compared with $3.7 million for the third quarter of fiscal 2009, primarily as a result of decreased labour costs.  Expressed as a percentage of revenue, operating expenses for the third quarter of fiscal 2010 and 2009 were 87.4% and 118.3%, respectively.

Salaries and benefits expenses for the current quarter were $1.8 million compared to $2.9 million for the third quarter last year, a decrease of $1.1 million.  Most of the reduction was due to a closure of the Dubai office late in 2009, as well as approximately $0.2 million in termination costs in the prior year period.  Salaries and benefits expense as a percent of net revenue was 70.6% for this year’s third quarter compared to 91.9% for the same period last year.  Salary ratios for the last two quarters have improved from the prior year due primarily to the closure of the Dubai office in late 2009.  In addition, the improvement in the ratio is reflective of management’s continuing efforts to bring labour costs in line with current and expected revenues.

General and administrative expenses were $0.2 million in the third quarter of fiscal 2010 compared to $0.6 million for the same period last year.  General and administrative expenses for the prior year period include approximately $0.1 million in foreign exchange losses which were not experienced in the current period, as well as $0.2 million associated with the Dubai office which has since been closed.  In addition, management continues to make an effort to reduce all overhead expenses and the benefits are starting to be realized.

Occupancy costs for both the current quarter and the same period last year were $0.2 million.  Occupancy costs as a percent of net revenue were 8.1% this year compared to 7.1% last year.

Depreciation expense for the three months ended June 30, 2010 and three months ended June 30, 2009 was $0.1 million.

Interest expense was nil for the three months ended June 30, 2010 and three months ended June 30, 2009.

Merchant Banking Segment

Investment income from merchant banking activities includes realized and unrealized gains and losses from the Company’s investments plus interest and dividend income earned during the period.

Net investment losses for the merchant banking division were ($1.2) million for the three month period ended June 30, 2010, compared to ($0.2) million for the same period last year.  The fiscal third quarter presented several challenges with respect to managing investments: uncertainty about how financial regulation would affect profits in the financial sector; the persistence of unemployment in the U.S.; worries about Chinese economic growth; worries about the fiscal situation in Europe; and, ongoing problems with respect to cleaning up the oil spill in the Gulf of Mexico.  These factors combined to result in a significant overall market decline during the period.  Despite the negative returns, for the three months ended June 30, 2010, Envoy’s portfolio outperformed the broader market, with losses of approximately (6.9%) for the quarter.  Comparatively, the major indexes experienced losses of approximately (10.0%) for the Dow Jones Industrial Average, (11.8%) for the S&P 500 Index and (6.2%) for the TSX Composite.

During the third quarter, the Company continued to employ a conservative foreign exchange strategy by hedging the majority of its exposure to the U.S. dollar. As a result, the Company was able to minimize the impact of U.S. dollar volatility.  The Company did not hedge its Euro exposure during the third quarter of fiscal 2010 as the minimal amount of Euros held was offset by a natural hedge of Euro denominated expenditures.  The Company plans to continue to take a conservative approach to currency exposures.

Going forward, investment gains will be a function of general market and economic conditions as well as the success of individual securities selected for investment.  Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.

Operating expenses, excluding depreciation, were $0.2 million for the current quarter compared to $0.6 million for the same period last year, mainly as a result of decreased salary costs due to the restructuring undertaken at the end of the first quarter of fiscal 2010.

Salaries and benefits expenses for the current quarter were $0.2 million, compared to $0.5 million in the third quarter last year.  The reduced costs in the current period are mainly a result of the executive restructuring, but the Company also benefitted from a lower Euro rate during the quarter as most salaries for the merchant banking division are denominated and paid in Euros.  General and administrative expenses were less than $0.1 million in both the current quarter and the same quarter last year.

Occupancy costs were slightly lower in the third quarter of fiscal 2010 compared to the same period last year due to a change in location for the office in Monaco. Depreciation expense was minimal for both the current quarter and the same period last year.

Corporate

Corporate expenses include salaries and benefits for the accounting, financial and administrative functions of Envoy.  In addition, the corporate expenses include the costs of regulatory compliance such as audit and legal expenses, board fees, listing fees and shareholder relations.  Costs incurred by the corporate component during the quarter totaled $0.3 million, approximately the same amount as in the third quarter last year.

Income Taxes

There was no income tax expense or recovery for the current period.  The reason for the disparity from the substantially enacted tax rate of 33% was management’s decision to not record any future tax assets.  The Company has considerable tax loss carryforwards and other tax assets related to timing differences, but has not reflected these assets on the books as they are not considered more likely than not to be realized.

Net loss

The net loss for the three months ended June 30, 2010 was ($1.4) million, compared to a loss of ($1.8) million for the three months ended June 30, 2009.  On a per share basis the net loss in the current quarter was ($0.18) per share compared to a loss of ($0.21) per share in the same period last year.

The earnings per share calculations are based on fully diluted weighted average shares outstanding of 8,028,377 for the current quarter compared to 8,558,377 in the same period last year.

Nine Months Ended June 30, 2010 Compared To Nine Months Ended June 30, 2009

Consumer and Retail Branding Segment

Net revenue for the Branding Segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.

The breakdown of net revenue is as follows:

	Net revenue for the nine months ended June 30
	(in millions)

By type of service:	2010	% of total	2009	% of total
Consumer and retail branding	$6.2	100%	$10.1	100%

By customer location:	2010	% of total	2009	% of total
Canada	$3.8	61%	$4.2	41%
USA and South America	2.1	34%	4.1	40%
Europe/Middle East/Asia	0.3	5%	1.8	19%
	$6.2	100%	$10.1	100%

Net revenue for the nine months ended June 30, 2010 was $6.2 million, compared to $10.1 million for the nine months ended June 30, 2009, a decrease of $3.9 million or 39%.  The reasons for the decrease in net revenue from last year to this year were primarily the closure of the Dubai office and decreased spending by one large client.   Client spending patterns vary from period to period and while most customers remain cautious, the Company is focusing on ways to assist their clients with effective and cost efficient branding programs.

Net revenue from U.S. and South American based customers decreased by approximately $2.0 million for the first nine months of fiscal 2010 as compared to the same period last year, while net revenue from Canadian customers decreased by approximately $0.4 million. Net revenue from the Europe, Middle East and Asia region decreased $1.5 million in the first nine months of 2010 compared to the same period of 2009.

Operating expenses, excluding depreciation, for the first nine months of 2010 were $6.2 million, compared with $10.7 million for the first nine months of fiscal 2009, primarily as a result of decreased labour costs.  Expressed as a percentage of revenue, operating expenses for the first nine months of fiscal 2010 and 2009 were 100.1% and 105.2%, respectively.

Salaries and benefits expenses for the first nine months of fiscal 2010 were $4.8 million compared to $8.5 million for the first nine months last year, a decrease of $3.7 million.  Salaries and benefits expense as a percent of net revenue was 77.0% for the first nine months of the current fiscal year compared to 83.5% for the same period last year.   The improvement in the ratio is attributable primarily to the closure of the Dubai office in late 2009.

General and administrative expenses were $0.8 million for the current year compared to $1.5 million for the same period last year.  Increased cost levels in the prior year were a combination of the additional costs of the Dubai office, as well as higher marketing, business development and client retention initiatives.

Occupancy costs for both the current year to date and the same period last year were $0.6 million.  Occupancy costs as a percent of net revenue were 10.1% this year compared to 6.5% last year.

Depreciation expense for the nine months ended June 30, 2010 was $0.2 million compared to $0.3 million for the nine months ended June 30, 2009.

Interest expense was nil for the nine months ended June 30, 2010 and for the same period last year.

Merchant Banking Segment

Net investment gains for the Merchant Banking segment were $0.2 million for the nine month period ended June 30, 2010, compared to investment losses of ($0.2) million for the same period last year.

Envoy adopted a somewhat defensive stance in its investments going into the current fiscal year in order to preserve capital and minimize its exposure to volatile markets.  While this strategy was effective at preserving capital, it also restricted the Company’s ability to generate meaningful investment income in the first quarter.  Beginning in the second quarter, the Company deployed more capital and augmented its positions in derivative instruments.  This more aggressive approach, combined with significant gains in some larger share positions, generated much improved returns for the second quarter.  The Company’s third quarter was challenging from an investment management perspective, as European markets experienced events similar to the U.S. credit crisis of last year.  In addition, issues in the U.S., including the oil spill in the Gulf of Mexico, heightened fears of a “double-dip” recession.  Capital preservation once again became the main investment approach, and while the Company experienced mark-to-market investment losses in the third quarter, there is optimism that the markets have since become more stable and the outlook going forward is somewhat improved.

In combination with a protection against currency movements, the Merchant Bank segment was able to generate a positive return of approximately 1.1%.  A comparison to general market indices show that only the Dow Jones Industrial Average was in positive territory for the fiscal year period with gains of approximately 1.5%.  Conversely, the S&P/TSX Composite Index lost (0.6%) for the first nine months of fiscal 2010, while the S&P 500 index gave up (1.5%).  Going forward, investment gains will be a function of general market and economic conditions as well as the success of individual securities selected for investment.  Accordingly, the income generated from such investment activity is unlikely to be consistent from period to period.

Operating expenses, excluding depreciation, were $0.9 million for the current year and $1.7 for the same period last year.  While the Company experienced a sizeable decrease in expenses due mainly to the first quarter restructuring, much of the operating expenses are fixed in nature, thus profitability is typically a function of revenue generated.

Salaries and benefits expenses were $0.7 million for the first nine months of fiscal 2010 and $1.3 million for the same period last year, while general and administrative expenses were $0.2 million in both the current year and the same period last year.

Occupancy costs were lower in the current year due to one-time set-up costs experienced in fiscal 2009, while depreciation expense was minimal for both the current year to date and the same period last year.  Interest expense is reduced in the current year compared to last year, due mainly to less borrowing as opposed to rate differences.

Corporate

Costs incurred by the Corporate component during the first nine months of fiscal 2010 totaled approximately $1.3 million, almost the same amount incurred in the first nine months last year.  Occupancy costs and depreciation expense have normalized in the current year to date, whereas in the prior year, a sublet of the corporate office resulted in a credit to occupancy costs offset by higher depreciation due to amortization of leasehold improvements.

Income Taxes

There was no income tax expense or recovery for the current period.  The reason for the disparity from the substantially enacted tax rate of 33% was an adjustment to the future value of the tax asset based on the Company’s results for the first nine months.  The current nil value of the tax asset reflects management’s assessment that timing differences and loss carryforwards are not considered more likely than not to be used in future periods.

Net loss

Net loss for the nine months ended June 30, 2010 was ($4.6) million, compared to a loss of ($4.1) million for the nine months ended June 30, 2009.  Excluding one-time restructuring costs in the current period, the net loss for the nine months ended June 30, 2010 was ($2.2) million.  On a per share basis, the net loss in the current period was ($.55) per share compared to a loss of ($.48) per share for the same period last year.

The earnings per share calculations are based on fully diluted weighted average shares outstanding of 8,302,652 for the current year compared to 8,558,496 for the same period last year.

3.	SUMMARY OF QUARTERLY RESULTS

	Q3 2010	Q2 2010	Q1 2010	Q4 2009

Net revenue	$1.4 million	$3.5 million	$1.5 million	$2.4 million

Net earnings (loss):
From continuing operations	($1.4 million)	$0.9 million	($4.02) million	($6.38) million
Including discontinued operations	($1.4 million)	$0.9 million	($4.02) million	($6.38) million

Net earnings (loss) per share
From continuing operations
Basic	$(0.18)	$0.11	$(0.47)	$(0.74)
Diluted	$(0.18)	$0.11	$(0.47)	$(0.74)

	Q3 2009	Q2 2009	Q1 2009	Q4 2008

Net revenue	$2.9 million	$3.3 million	$3.7 million	($0.3) million

Net earnings (loss):
From continuing operations	($1.81) million	($1.24) million	($1.04) million	($8.25) million
Including discontinued operations	($1.81) million	($1.24) million	($1.04) million	($8.25) million

Net earnings (loss) per share
From continuing operations
Basic	$(0.21)	$(0.15)	$(0.12)	$(0.95)
Diluted	$(0.21)	$(0.15)	$(0.12)	$(0.95)

4.	COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Set out below is a summary of the amounts due and committed under contractual obligations at June 30, 2010:

	Total	Due in year 1	Due in year 2	Due in year 3

Operating leases	$657,371	$501,835	$126,317	$29,219
Long term debt	-	-	-	-
Total contractual cash obligations	$657,371	$501,835	$126,317	$29,219

5.	LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2010, Envoy had working capital of $14.7 million, compared to approximately $19.5 million as at September 30, 2009. Included in working capital is an investment portfolio of marketable securities, the current portion of which was $5.9 million at June 30, 2010 and $5.2 million at September 30, 2009.   The principal reason for the increase was the reinvestment of excess cash on hand.

Approximately $5.2 million in cash was used by operations during the nine months ended June 30, 2010, compared to less than $0.1 million cash used by operations for the nine months ended June 30, 2009.  The main uses of funds in the current period were the payment of restructuring expenses and funding of the Company’s operating loss.  Management expects these one-time restructuring payments to significantly reduce future cash requirements and preserve capital for investment. Other uses of funds were an increase in accounts receivable as the Company begins to build its revenue base, as well as a redeployment of capital into investments and derivatives.

The Company’s investment portfolio is highly liquid and currently includes a large cash component.  The Company also has access to two operating lines of credit.  The first is a revolving credit facility available up to a maximum of $1.0 million, of which $775,000 was utilized at June 30, 2010. The second facility is intended to provide working capital requirements to the Consumer and Retail Branding segment, and is currently available up to approximately $800,000.  There were no borrowings under this facility at June 30, 2010.   The Company uses the operating lines for day-to-day requirements only and has no current or expected future requirements for access to additional credit.

6.	TRANSACTIONS WITH RELATED PARTIES

At June 30, 2010 Envoy owned an approximate 22% interest in Sereno Capital Corporation (“Sereno”), a Capital Pool Company.  Members of Envoy’s management group are also officers and directors of Sereno and exercise significant influence. The investment in Sereno has been accounted for using the equity method.

In November, 2008, the company established a new subsidiary in the principality of Monaco, Envoy Capital Group Monaco, S.A.M (“ECGM”).  As part of the local requirements of incorporation, each of the two directors of ECGM, who are residents of Monaco, acquired a 0.1% share interest in ECGM (total of 0.2%) at a cost of 5,000 Euros.  Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

7.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The significant accounting policies used by Envoy in preparing its Financial Statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing those Financial Statements.  Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles.  Envoy also prepared a reconciliation to United States generally accepted accounting principles, which is included in Note 24 to the annual consolidated financial statements.

Inherent in the application of some of these policies is the judgment by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy.  As well, management must take appropriate estimates at the time the Financial Statements are prepared.

Although all of the policies identified in Note 2 to the Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.

Revenue Recognition – Branding segment

The Company presents as net revenue its net commission and fee income earned as compensation for its services.  Further, the balance sheet reflects the following:

(i)	deferred revenue representing fees billed and collected in advance of such fees being earned;

(ii)	unbilled accounts receivable representing fees earned but not yet billed as well as well as reimbursable pass-through costs; and

(iii)	work in process represents costs incurred on projects for which revenue has not yet been recognized for accounting purposes.

Included in work in process are charges for staff time at standard cost and third party charges. The standard cost rate provides for the recovery of actual labour and overhead costs incurred. The third party charges are for actual costs related to outsourced goods and services for specific projects.

The Company recognizes net revenue and profits for Consumer and Retail Branding on the completed contract basis, and accordingly revenue and profit are recognized only when the contract or contract milestone is substantially complete.  Anticipated losses are provided for when the estimate of total costs on a contract indicates a loss.

Net revenue for the Consumer and Retail Branding segment represents compensation for services rendered, net of any pass-through costs such as production costs incurred on behalf of clients in acting as agent for them.  In circumstances where the Company retains subcontractors, such as architects or engineers, to perform services as an agent to the Company, the revenue for such services is included in net revenue and the cost of the subcontractor’s services is included in salaries and benefits expense or general and administrative expenses, as appropriate.

Revenue Recognition – Merchant banking segment

Securities transactions are recorded on a trade-date basis.  Changes in fair value of held-for-trading investments are reflected in the consolidated statements of operations.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.

Financial Instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below.  Their classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company’s designation of such instruments.  The standards require that all financial assets be classified either as held-for-trading (“HFT”), available-for-sale (“AFS”), held-to-maturity (“HTM”), or loans and receivables.  The standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS financial assets that do not have quoted market prices in an active market.

HFT financial assets are financial assets typically acquired for resale prior to maturity.  They are measured at fair value at the balance sheet date.  Interest and dividends earned, gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in net revenue for the period.

HTM financial assets are those non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that an entity has the positive intention and ability to hold to maturity.  These financial assets are measured at amortized cost.

AFS financial assets are those non-derivative financial assets that are designated as AFS, or that are not classified as loans and receivables, HTM investments or HFT.  AFS financial assets are carried at fair value with unrealized gains and losses included in Other Comprehensive Income (OCI) until realized when the cumulative gain or loss is recognized in net income.

Loans and receivables are accounted for at amortized cost using the effective interest method.
At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i) Publicly-traded investments:

Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated balance sheet dates or the closing price on the last day the security traded if there were no trades at the consolidated balance sheet dates.

Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.

(ii) Privately-held investments:

Securities in privately-held companies designated as HFT are recorded at fair value based on objective evidence including recent arm’s length transactions between knowledgeable, willing parties, such as significant subsequent equity financing by an unrelated, professional investor, discounted cash flow analysis, operational results, forecasts and other developments since acquisition.

Income Taxes

Envoy accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items.  Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.

8.	RISKS AND UNCERTAINTIES

Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates.  Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions.  Envoy is subject to these risks and uncertainties and actively manages them as follows:

General economic conditions

The marketing and communication industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets.  These fluctuations may affect the ability of the branding segment to generate consistent returns. However, a significant portion of our business is with large corporations, including large packaged goods companies and large food retailers who are less impacted by downturns in the economy.  In an effort to offer our clients services on an international scale, and to manage our exposure to broad economic conditions, Envoy has diversified geographically, operating in over 30 countries around the world.

The merchant banking industry is subject to general market conditions and investment returns may vary significantly from period to period.  Envoy attempts to manage its business with a focus on wealth protection while maintaining steady growth.  Investments are usually very liquid and investment horizons consistently monitored.

Client concentration

The Company receives a significant portion of its revenues from a limited number of large clients.  The loss of any such clients could adversely impact the Company’s prospects, business, financial condition and results of operations.  For the nine months ended June 30, 2010, the Company’s top three clients accounted for 56% of net revenue from its consumer branding business, compared to 52% concentration in the top three clients for the nine months ended June 30, 2009. The Company expects reliance on a limited number of its clients to continue into the future.  The failure to achieve continued design wins from one or more of these significant clients, without adding new sources of net revenue, could have an adverse effect on the Company’s financial results.

Market risk

Market risk is the risk of loss of value in Envoy's portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. The Company mitigates this risk by employing a professional investment manager and by ensuring that the portfolio is well diversified.

Foreign currency risk

Envoy is subject to currency risk through its activities in Europe and the United States.  Unfavorable changes in the exchange rate may adversely affect the operating results of Envoy.  Envoy may, at times, use derivative instruments and foreign currency contracts to reduce its exposure to foreign currency risk, although the use of these instruments may not eliminate all risk of foreign currency fluctuations.

International exposure

The Company’s international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to risks regarding restrictions on repatriation of earnings and changes in the political or economic conditions of a specific country or region, particularly in emerging markets. The occurrence of any of these events or conditions could adversely affect the Company’s ability to increase or maintain its operations in various countries.

Key personnel

Envoy’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients.  An inability to hire or retain qualified personnel could have a material adverse effect on Envoy.  To reduce the risk of losing valued employees, Envoy strives to maintain a positive work environment that values the contributions of its employees.

Credit risk

Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments.  As at June 30, 2010, Envoy had two customers, who represented 58% of accounts receivable and two customers who represented 43% of accounts receivable as at September 30, 2009.  Management believes that Envoy is not subject to significant concentration of credit risk based on the fact that the two clients from whom the receivables are due are large corporations with extensive financial resources.

Future investments

The Company identifies, assesses and reviews potential investment opportunities on an ongoing basis. As part of the review, the Company conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite the Company’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment which could adversely impact the Company’s business, operating results and financial condition.

9.	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings or other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations.  Management has evaluated the effectiveness of the Company's disclosure controls and procedures as at June 30, 2010 and, given the size of the Company and the involvement at all levels of the Chief Executive Officer, Chief Financial Officer and other senior officers, believes that they are sufficient to provide reasonable assurance that the Company's disclosures are compliant with securities regulations.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, and reconciled to US GAAP, as applicable.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of June 30, 2010.

10.	UPDATED SHARE INFORMATION

As at June 30, 2010, there were 8,028,377 common shares of Envoy issued and outstanding, compared to 8,558,377 common shares issued and outstanding at September 30, 2009.

11.	OTHER INFORMATION

Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.

12.	FORWARD LOOKING STATEMENTS

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements

Shareholder Information

HEAD OFFICE	OFFICERS	AUDITORS

30 St. Patrick Street	Andrew Patient	Meyers Norris Penny LLP
Suite 301	President and	2 Bloor St. E., Suite 1100
Toronto, Canada M5T 3A3	Chief Executive Officer	Toronto, Canada M4W 1A8

Telephone: (416) 593-1212	Mike Grace	BANKERS
Facsimile: (416) 593-4434	Chief Financial Officer
RBC Royal Bank
	Darlene Soper	200 Bay Street
	Secretary	Toronto, Canada M5J 2J5

DIRECTORS	AUDIT COMMITTEE	LEGAL COUNSEL (CANADA)

Geoffrey B. Genovese	David Parkes (Chair)	Blake, Cassels & Graydon LLP
President and Director,	Linda Gilbert	Box 25, Commerce Court West
Envoy Capital Group	David Hull	Toronto, Canada M5L 1A9
Monaco S.A.M.
	COMPENSATION COMMITTEE	LEGAL COUNSEL (USA)

Linda Gilbert	David Hull (Chair)	Skadden, Arps, Slate, Meagher &
Consultant, Corporate	Linda Gilbert	Flom LLP
Reporting and Compliance	David Parkes	PO Box 258, Suite 1750
Toronto, Canada M5K 1J5

	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	INVESTOR RELATIONS

David I. Hull (Chair)	Linda Gilbert (Chair)	E-mail: info@envoy.to
President, Hull Life Insurance	David Hull	Additional information is
President, Hull Life Insurance Agencies Inc.	David Parkes	available on our website at www.envoy.to

	TRANSFER AGENT	STOCK TRADING INFORMATION

David Parkes	Computershare Trust Company of Canada	Toronto Stock Exchange: ECG
President, David Parkes and Associates Inc.	100 University Avenue, 9th Floor Toronto, Canada M5J 2Y1	NASDAQ Stock Market: ECGI